Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

May 11, 2018

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Dubey:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management on April 27, 2018 regarding post-effective amendment No. 208 (“PEA 208”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 209 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on March 20, 2018.

In connection with this response letter, and on or before May 18, 2018, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 210 to the Registrant’s registration statement under the 1933 Act (“PEA 210”), which is expected to include (i) changes to PEA 208 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on April 27, 2018 to PEA 208, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 208.

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

Staff Comments:

General

1.	Staff Comment: The EDGAR Series ID for the CoreCommodity Management CompleteCommodities Strategy Fund includes an “SM” in the Fund’s name. Please conform accordingly.

■ Registrant’s Response: Conforming change made.

Prospectus

2.	Staff Comment: To the extent the fees and expenses table for any Fund reflects the effect of fee waivers or reimbursements, please confirm that the corresponding expense limitation agreement will be filed as an exhibit to the registration statement.

■ Registrant’s Response: Confirmed.

3.	Staff Comment: With respect to the line in each Fund’s fees and expenses table showing the “Maximum deferred sales charge,” consider deleting the parenthetical beginning “as a percentage of the . . .” as the table indicates that no such charges will be imposed.

■ Registrant’s Response: The parenthetical has been deleted for each Fund.

4.	Staff Comment: It is the Staff’s position that if an adviser or sub-adviser has the ability to recoup previously waived or reimbursed amounts, the recovery of such amounts should not cause the Fund’s expense ratio to exceed either the expense cap at the time of waiver/reimbursement or the expense cap at the time of recoupment. For context, please see the AICPA’s Audit Risk Alert: Investment Companies Industry Developments from 2009.

■ Registrant’s Response: The third sentence of the applicable footnotes to the Fees and Expenses Table” will be removed and replaced with:

“The Adviser will be permitted to recapture, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements; provided however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture.”

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

5.	Staff Comment: The Staff requests that the statement (in the footnotes to each Fund’s fees and expenses table) stating that a Fund “will not be obligated to pay any such deferred fees and expenses more than thirty-six months after the end of the fiscal year in which the fees and expenses were deferred” be revised to state that the Fund will not be obligated to pay any such deferred fees and expenses more than thirty-six months after the specific time the amount is waived or reimbursed.”

■ Registrant’s Response: The fourth sentence of the applicable footnotes to the Fees and Expenses Table” will be removed and replaced with:

“Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expenses more than thirty-six months after the date on which the fees or expenses were deferred, as calculated on a monthly basis.”

6.	Staff Comment: With respect to the expense examples for each Fund, note that the sentence “The expenses that would be paid for Class A shares, if a shareholder did not redeem shares, would be the same.” is not required by Item 3 and should be moved elsewhere within the prospectus.

■ Registrant’s Response: The sentence has been removed from Item 3.

7.	Staff Comment: Consider deleting the sentence beginning “[t]he expenses that would be paid for Class A shares . . .” if the expense examples would be the same because no additional loads or expenses are imposed.

■ Registrant’s Response: See Response #6, above.

8.	Staff Comment: With respect to each Fund that includes an 80% investment policy pursuant to Rule 35d-1. Please ensure that the strategy disclosure refers to 80% of the Fund’s “net assets, plus any borrowings for investment purposes.”

■ Registrant’s Response: Comment complied with.

9.	Staff Comment: Please confirm in correspondence that derivatives used by any Funds that are subject to Rule 35d-1 value such derivatives (for purposes of 80% investment policies) based on their market value and not their notional value.

■ Registrant’s Response: Confirmed.

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

10.	Staff Comment: Note that to the extent any Fund states in its principal investment strategy language that “The Fund’s policy to invest, under normal market conditions, at least 80% of its net assets as described herein may not be changed without a written notification to shareholders at least sixty (60) days prior to any change in such policy,” such disclosure is not a description of an investment strategy and should be moved elsewhere within the prospectus.

■ Registrant’s Response: This disclosure has been moved to Item 9 under a new heading, as follows:

“Other Limitations on Changes to Fund Policies

Any Fund that has a policy to invest, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in a specified category may not be changed without a written notification to shareholders at least sixty (60) days prior to any such change, to the extent required by law.”

11.	Staff Comment: With respect to the Red Rocks Listed Private Equity Fund, we note that the Fund lists “private equity risk” as a principal risk factor. Disclose the underlying principal investments of the private equity funds and include any corresponding principal risks.

■ Registrant’s Response: Most of the Fund’s portfolio is invested in public companies “that have a majority of their assets invested in or exposed to private companies or have as their stated intention to have a majority of their assets invested in or exposed to private companies.” Most of these investments consist of entities that would not be classified as “private equity funds.” As a result, the Registrant believes the current level of disclosure about this principal risk is appropriate.

12.	Staff Comment: The principal risk disclosure for the Red Rocks Listed Private Equity Fund refers to “Small- and Mid-Cap Risk” but the corresponding principal investment strategy language does not refer to a specific market capitalization policy. Please revise accordingly.

■ Registrant’s Response: The principal investment strategy section has been revised as follows:

“The Sub-Adviser selects investments from the Listed Private Equity Company universe, across all market capitalizations, pursuant to a proprietary selection methodology using quantitative and qualitative historical results and commonly used financial measurements such as: price-to- book, price-to-sales, price-to-earnings, return on equity and balance sheet analysis.”

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

13.	Staff Comment: In the “Performance Information” section for certain Funds. It is stated that returns are compared to “broad-based securities market indices.” Per the instructions to Form N-1A, note that only one of the indices should be identified as the “broad-based securities market index” to which a Fund’s returns is compared. Any other indices included in this presentation should be identified as “additional” indices.

■ Registrant’s Response: The sentence has been revised as follows: “The table compares the Fund’s average annual returns for the periods indicated to a broad-based securities market index and additional indices.” In addition, footnotes have been added to the Performance Table to indicate the status of each index.

14.	Staff Comment: With respect to each Fund’s average annual returns table, note that if fees and/or expenses associated with Class A shares are greater than those of other share classes, this should be noted as a footnote.

■ Registrant’s Response: The following footnote has been added:

“The fees and expenses of the Class A shares are higher than the fees and expenses of the share classes used in the table.”

15.	Staff Comment: The principal risk disclosure for the WMC Research Value Fund identifies “Sector and Securities Selection Risk” as a risk factor. Does this Fund presently emphasize an industry sector? If so, describe this in the Fund’s principal investment strategies and include specific corresponding principal risks.

■ Registrant’s Response: The Fund does not presently emphasize a particular industry sector.

16.	Staff Comment: The WMC Research Value Fund identifies portfolio turnover risk as a principal risk factor. Note that the Staff typically views a turnover rate in excess of 100% as a “high” portfolio turnover rate. If this is indeed a risk for this Fund, please revise the principal investment strategy disclosure accordingly.

■ Registrant’s Response: Based on the Staff’s definition and threshold for portfolio turnover, we do not believe this is a principal risk for the WMC Research Value Fund. The principal risk factor will be removed.

17.	Staff Comment: The footnotes to the fees and expenses table of the Clough China Fund state that “[t]he waiver or reimbursement shall be allocated to each class of the fund in the same manner as the underlying expenses of fees were allocated” and that “[w]ithout this agreement, expenses would be higher.” Consider moving this disclosure out of the fees and expenses table as it is not required by the Form N-1A instructions.

■ Registrant’s Response: The sentence has been removed.

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

18.	Staff Comment: The Clough China Fund’s principal investment strategies state that it has an 80% investment policy focused on equity securities of companies that “are organized under the laws of China, Hong Kong, or Taiwan” or that are primarily traded on the China, Hong Kong, or Taiwan exchanges.” Because the name of the Fund does not refer to Taiwan, the Staff believes that Taiwan should not be included within the Fund’s 80% investment policy.

■ Registrant’s Response: Taiwan has been removed from the Fund’s 80% investment policy.

19.	Staff Comment: To the extent a Fund invests in securities convertible into common stocks, indicate whether the Fund invests in contingent convertible bonds. If so, state explicitly in the strategy disclosure and include corresponding principal risk factors.

■ Registrant’s Response: Neither the Clough China Fund, the CoreCommodity Management Fund, nor the Kotak India Growth Fund currently invests or intends to invest in contingent convertible bonds.

20.	Staff Comment: If a Fund includes “non-diversification risk” as a principal risk factor, state in the Fund’s principal investment strategy disclosure that it is “non-diversified.”

■ Registrant’s Response: A new sentence has been added to the end of the principal investment strategy disclosure of the Clough China Fund as follows:

“The Fund is non-diversified.”

21.	Staff Comment: Since the Clough China Fund indicates that it may invest in securities of “all market capitalizations,” consider whether mid-cap risk and small-cap risk should be added to this Fund’s principal risk factors.

■ Registrant’s Response: The following principal risk factor has been added:

“Small- to Mid-Capitalization Companies Risk. The Fund’s investments in securities of companies with small- to mid-sized market capitalizations can present higher risks than do investments in securities of larger companies. Prices of such securities can be more volatile than the securities of larger capitalization firms and can be more thinly traded. This may result in such securities being less liquid.”

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

22.	Staff Comment: With respect to the fees and expenses table for the CoreCommodity Management Fund, please note that the line item for “Management Fees” should be gross of any adjustments.

■ Registrant’s Response: Because the management fees at the Fund and Portfolio level are designed to equal 85 basis points in the aggregate, the Registrant believes that the management fee presentation currently used in the fees and expenses table presents the information in the manner that is most useful and appropriate for the Fund’s shareholders.

23.	Staff Comment: The footnotes to the fees and expenses table for the CoreCommodity Management Fund state that “[t]he Adviser has agreed to reduce its fee to the extent that the Sub-Adviser is required to waive its management fee under the Agreement described above.” If the Management Fee is reduced by different amounts for different classes of the same Fund, explain why this would not be an example of one share class subsidizing another share class.

■ Registrant’s Response: The intent of this arrangement is to pass along to Fund shareholders any waiver agreed to by the Sub-Adviser. This waiver is applied in the same percentage to each class of the Fund.

24.	Staff Comment: The CoreCommodity Management Fund identifies “Counterparty Risk” as a principal risk factor. If the Fund has exposure to a single counterparty with respect to 25% or more of the Fund’s assets, disclose the counterparty and include a corresponding risk factor.

■ Registrant’s Response: The Registrant does not have exposure to a single counterparty with respect to 25% or more of the Fund’s assets at this time.

25.	Staff Comment: With respect to the Subsidiary of the CoreCommodity Management Fund and the Portfolio of the Kotak India Growth Fund, please:

a.	Confirm that the principal risks and the principal investment strategies of the Fund reflect the aggregate operations of the Fund and the Subsidiary/Portfolio.

b.	Disclose that the Fund complies with the Investment Company Act provisions governing investment policies on an aggregate basis. See Section 8 of the Investment Company Act.

c.	Disclose that the Subsidiary/Portfolio complies with the provisions of the Investment Company Act relating to affiliated transactions and custody. See Section 17 of the Investment Company Act.

d.	Disclose the basis for determining that the undistributed income from the Subsidiary/Portfolio is qualifying income for purposes of Subchapter M of the Code.

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

e.	Confirm that the financial statements of the Subsidiary/Portfolio are consolidated into those of the applicable Fund.

f.	Confirm that (a) the Subsidiary/Portfolio and its Board of Directors will agree to designate an agent for service of process in the United States; and (b) the Subsidiary/Portfolio and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s/Portfolio’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

g.	Confirm that the Subsidiary’s/Portfolio’s management fee has been included in the “Management Fee” line item in the “Fund Fees and Expenses” table and in related disclosure throughout the registration statement.

h.	Disclose that the engagement of the adviser(s) to the Subsidiary/Portfolio complies with Section 15 of the Investment Company Act and that any advisory agreements with respect to the Subsidiary/Portfolio will be filed as exhibits to the registration statement.

■ Registrant’s Response: Confirmed and the requested disclosures will be added with respect to each Fund.

26.	Staff Comment: To the extent a Fund features a blended index in its average annual total returns table, please include each component of the blended index as a separate line item in the table.

■ Registrant’s Response: This comment applies only to the RiverFront Asset Allocation Growth, and the Barclays U.S. Aggregate Bond Index has been added as a separate line item.

27.	Staff Comment: The “Performance Information” section for certain Funds states that “bar chart figures do not include any applicable sales charges that an investor may pay when they buy or sell shares of the Fund” and that “if sales charges were included, the returns would be lower.” Consider deleting this disclosure if the share class in question does not charge sales loads.

■ Registrant’s Response: The current disclosure is accurate.

28.	Staff Comment: The Kotak India Growth Fund states that the Fund’s investments “may be concentrated in the financials sector.” Please confirm whether this Fund has a concentration policy with respect to the financials sector. If not, consider rephrasing this disclosure.

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

■ Registrant’s Response: To clarify that this clause is not intended to refer to the “concentration” limitation in the fundamental investment limitations (which generally apply at the industry level), the Fund has revised the clause as follows:

“may hold a substantial portion of its investment in the financials sector”

29.	Staff Comment: The Kotak India Growth Fund states that the Portfolio “intends to gradually liquidate its investments in Indian securities.” Please provide additional specific disclosure about the liquidation of such securities, and any corresponding risks, costs, etc.

■ Registrant’s Response: The Registrant believes that no additional disclosure is required. The Fund established the Portfolio when the Fund was launched to avail itself of certain tax and other benefits, none of which are still available. However, the securities in the Portfolio when the tax changes went into effect have been grandfathered under applicable law.

No additional purchases will be made in the Portfolio and over the course of normal portfolio management activity, the securities may be sold as per the portfolio manager’s view or to meet any redemption requests received in the Fund. There are no additional costs associated with the sale of securities in the Portfolio besides normal costs associated with trading of such securities. The costs associated with the corporate and tax-related actions to ultimately liquidate the Portfolio as a corporate entity are not expected to be material.

30.	Staff Comment: With respect to the Kotak India Growth Fund, note that the paragraph beginning “[t]he Fund would be subject to taxation at the applicable rates . . .” appears to be risk disclosure and should be moved out of the strategy disclosure for this Fund.

■ Registrant’s Response: The paragraph has been deleted.

31.	Staff Comment: The principal risk disclosure for the Kotak India Growth Fund and the Portfolio include several references to specific local laws and regulations, including without limitation the General Anti-Avoidance Rule (GAAR), Minimum Alternative Tax MAT), and other concepts from such laws and regulations. Consider revising and simplifying this disclosure to conform with plain English requirements.

■ Registrant’s Response: The principal risk disclosures has been revised as follows:

“General Anti Avoidance Rule (“GAAR”) - The GAAR-related provisions of the Act is effective from April 1, 2017. As per GAAR, in the event a transaction/ arrangement is determined as being an ‘impermissible avoidance arrangement’, the tax authorities may deny tax benefits even if conferred under a tax treaty. GAAR will not apply in certain cases including where treaty benefits are not being availed or on investments made before 1 April 2017. However, if the Indian tax authorities were to apply GAAR to the Portfolio, it could have an adverse impact on the taxability of the Fund and the returns to the Investors.

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

Tax Residence in India- Under the Act, an entity is deemed to have its ‘place of effective management’ (“POEM”) in India if key management and commercial decisions that are necessary for the conduct of the business of that entity as a whole are, in substance, made in India. In case a foreign company like the Portfolio or the Fund is treated to have its POEM in India, there is a risk of it being treated as a tax resident of India in which case its worldwide income could be taxed in India.”

The “Indirect Transfer of Indian Assets” risk and “Minimum Alternative Tax (MAT)” risk have been removed.

32.	Staff Comment: The Metis Global Micro Cap Value Fund includes “Emerging Markets Risk” as a risk factor but the Fund’s strategy disclosure refers to “emerging and frontier markets.” Please conform.

■ Registrant’s Response: The risk factor has been revised as follows:

“Emerging and Frontier Markets Risk. To the extent that the Fund invests in issuers located in emerging and frontier markets, the risk may be heightened by political changes and changes in taxation or currency controls that could adversely affect the values of these investments. Emerging and frontier markets have been more volatile than the markets of developed countries with more mature economies.”

33.	Staff Comment: Please note that comments provided by the Staff with respect to each Fund’s summary prospectus disclosure are applicable to the Fund’s Item 9 disclosure as well.

■ Registrant’s Response: Noted. Conforming changes were made to Item 9, as applicable

34.	Staff Comment: In the section titled “What are the Non-Principal Strategies of the Funds?”, portfolio turnover is listed as a non-principal strategy for “each Fund.” However, certain of the Funds include portfolio turnover risk as a principal risk. Please reconciles these disclosures.

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

■ Registrant’s Response: “Portfolio Turnover Risk” has been removed as a principal risk for the ALPS WMC Research Value Fund, and the non-principal strategy has been renamed “Short-Term Trading” and clarified to exclude the Clough China Fund for which portfolio turnover is a principal risk.

35.	Staff Comment: Page 91 of the prospectus includes disclosure stating that “[a] portion of the Fund’s distributions are expected to be treated as a return of capital for U.S. Federal income tax purposes.” Consider whether this should be a principal risk.

■ Registrant’s Response: The Registrant believes that, given the current circumstances, this is not a separate principal risk for the Fund.

36.	Staff Comment: The “Portfolio Managers” section relating to the Red Rocks Listed Private Equity Fund states that the Fund’s “portfolio managers collectively arrive at investment decisions.” If the portfolio managers are acting as a team, use the phrase “jointly and primarily responsible” instead.

■ Registrant’s Response: The phrase “jointly and primarily responsible” has been used instead.

37.	Staff Comment: In the section titled “Qualifying For A Reduction Or Waiver Of Class A Shares Sale Charge,” the prospectus states that a Fund “may waive Class A sales charges on investor purchases including shares purchased by. . . financial intermediaries who have entered into an agreement with the Principal Underwriter/Distributor/the fund’s distributor. . .” Please identify intermediaries specifically by name. See IM Guidance Update 2016-06.

■ Registrant’s Response: The relevant intermediaries will be identified in a new Appendix to the Prospectus.

38.	Staff Comment: Pursuant to Form N-1A, Item 12 instructions, where a Fund’s shares are sold subject to a front-end sales load, explain that the term “offering price” includes the front-end sales load.

■ Registrant’s Response: The following footnote has been added to the Sales Charge Table:

“* “Offering Price” includes the front-end sales load.”

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

39.	Staff Comment: The prospectus states that “[w]hether a sales charge waiver is available for your retirement plan or charitable account depends on the policies and procedures of your intermediary. Note that all variations need to be disclosed in the prospectus.

■ Registrant’s Response: The relevant variations will be identified in a new Appendix to the Prospectus.

40.	Staff Comment: In the section titled “Redemption Fees,” the prospectus states that “[t]he application of short-term redemption fees and waivers may vary among intermediaries and certain intermediaries may not apply the waivers listed above.” Note that the prospectus may not outsource disclosure to an intermediary, and any variations in the application of fees or waivers needs to be disclosed.

■ Registrant’s Response: The relevant variations and waivers will be identified in a new Appendix to the Prospectus.

Statement of Additional Information

41.	Staff Comment: In the section of the Statement of Additional Information (“SAI”) titled “Use of Segregated and Other Special Accounts,” and at the end of the sentence beginning “A call option sold by a Fund on an index . . .”, the Staff requests that the Registrant add the phrase “in an amount not less than the strike price” instead. See Dreyfus No-Action Letter (June 22, 1987).

■ Registrant’s Response: This phrase has been added.

42.	Staff Comment: Similarly in the section of the SAI titled “Use of Segregated and Other Special Accounts,” note that with respect to the Funds’ practice of setting aside “liquid assets in an amount equal to a Fund’s daily marked-to-market net obligations,” this is permissible for futures and forwards that cash settle, but is not true of all derivative instruments. Please revise accordingly.

■ Registrant’s Response: This sentence has bee revised to begin with “With respect to certain derivative contracts that do cash settle . . .”

43.	Staff Comment: In the section of the SAI titled “Mortgage Pass-Through Securities,” the Funds state that “[i]n the case of privately issued mortgage-related securities, a Fund takes the position that mortgage-related securities do not represent interests in any particular “industry” or group of industries.” The Staff’s position is that every security except government securities needs to be regarded as being within a particular “industry”.

■ Registrant’s Response: This disclosure has been removed.

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

44.	Staff Comment: The Fundamental Investment Limitations table on page 61 of the SAI indicates that only four Funds “may not purchase securities of an issuer . . . if: (a) such purchase would, at the time, cause more than 5% of the Fund’s total assets taken at market value to be invested in the securities of such issuer or (b) such purchase would, at the time, result in more than 10% of the outstanding voting securities of such issuer being held by the Fund.” However, only the Clough China Fund is identified as non-diversified. Please reconcile.

■ Registrant’s Response: The two remaining diversified funds have been added to the table.

45.	Staff Comment: Similarly, the Fundamental Investment Limitations table on page 61 of the SAI states that the Kotak India Growth Fund does not concentrate. Please reconcile this with the Fund’s prospectus disclosure.

■ Registrant’s Response: See Response 26 above.

46.	Staff Comment: On page 62 of the SAI, two of the stated fundamental investment limitations do not appear to correspond to any of the Funds.

■ Registrant’s Response: These rows have been removed.

47.	Staff Comment: Under the section titled “Partial Portfolio Holdings,” the Registrant states that partial portfolio holdings may be provided to third parties in certain circumstances. Please confirm whether such recipients are subject to non-disclosure prohibitions and prohibitions on trading.

■ Registrant’s Response: Confirmed.

48.	Staff Comment: Under the section titled “Redemption of Shares – Redemption Fees,” the Registrant states that the application of redemption fees and waivers may vary by intermediary. Please clarify how these variations are consistent with Item 11(c)(2).

■ Registrant’s Response: We believe that Item 11(c)(2) requires disclosure with respect to any redemption fee that has been adopted by a fund’s board and that will be imposed by the fund pursuant to Rule 22c-2 under the 1940 Act. We believe that the current disclosure satisfies this requirement. We further believe the Fund has complied with Item 11(e)(4)(iii) by including the referenced disclosure, alerting shareholders of the circumstances under which the redemption fee approved by the Registrant’s Board may not be imposed.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

May 11, 2018

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP